Filed by Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viacom Inc.

Commission File No. 001-32686

COMPANIES | FEATURE

Viacom CEO Bob Bakish on Streaming, Merging With CBS, and the Stock

By Jack Hough Sept. 13, 2019 5:00 am ET

Bob Bakish, president and chief executive officer of Viacom Kyle Grillot/Bloomberg (Source)

CBS is easily bigger than Viacom, both in stock market value and recent profits. So with the companies set to recombine after nearly 14 years apart, how did Viacom’s chief of three years, Bob Bakish, get the nod from the Redstone family, which controls both companies, to run the whole show?

One reason is that Bakish has made fast improvements to challenged assets. Last quarter, Viacom (ticker: VIA) logged its first growth in U.S. advertising revenue in five years. Its film studio, Paramount, which was losing hundreds of millions of dollars when Bakish took over, is expected to turn a profit this fiscal year.

Another is that Bakish has found some answers to television’s existential challenge: how to follow viewers, wherever they choose to watch. Viacom’s two-year-old cluster of businesses called Advanced Marketing Solutions, or AMS, can run TV-like ads against content that might otherwise escape them—including on set-top boxes and social media, and at Netflix (NFLX) alternatives that don’t charge subscription fees. One of the largest is Viacom’s Pluto TV, which had 18 million viewers as of the end of July, and probably has added millions since then.

AMS revenue, including Pluto TV, jumped 84% during the fiscal third quarter through June. It’s expected to approach 20% of all U.S. advertising revenue for the year.

Barron’s recently visited Bakish at Viacom’s Times Square headquarters in New York. Below are some of his comments, edited for space and clarity.

On achieving healthy sales growth during late-spring up-fronts, where ad buyers lock in commercial space:

Bakish: We knew going in that inventory would be tight and pricing would be strong. What advertisers wanted was high-quality reach, particularly among young viewers. We delivered a package of linear advertising on traditional networks, plus Pluto, and video ads in content distributed more broadly throughout the internet. That’s more reach than you can get on traditional TV.

We got substantial increases on linear TV. Every major ad holding company signed on. And by selling more nonlinear inventory, we preserved more linear for the scatter market [where advertisers buy commercial space closer to air time]. That’s important, because scatter inventory is trading at a much larger premium than usual to up-front inventory.

On combining CBS and Viacom:

The assets are highly complementary. Viacom has a younger audience, and CBS (CBS) has an older audience. CBS is U.S.-centric, and Viacom is more international. Combined, the companies are No. 1 in every U.S. audience demographic. That’s a tremendously strong position to distributors and to advertisers. Combine that with Viacom’s widely understood leadership in Advanced Marketing Solutions. And we can accelerate direct-to-consumer products.

We’ve publicly stated that there’s a $500 million synergy number. To be clear, that’s cost savings that we have a clear line of sight on. It’s reasonable to assume there’s additional potential on costs. Revenue synergies account for zero of that $500 million, yet there are substantial opportunities. In fact, that’s the reason you really do the deal.

On streaming:

We have a strategy that allows Viacom to participate in all segments. We provide linear programming plus on-demand for big bundles. In skinny bundles, we’re very well represented, and will be even better represented with CBS. In the subscription video-on-demand segment, we make original hits for Netflix, Amazon, Hulu, and international services. We own and operate niche products like Noggin and BET+. And, of course, there’s Pluto. Over time, with a combined Viacom-CBS, we’ll work on what our over-the-top streaming product is, and you’ll see that evolve.

On Pluto:

The beauty of Pluto is its premium content, overwhelmingly watched on smart TVs, with long-form ads, and advertisers don’t have to worry about questionable adjacencies [or ads running with inappropriate content]. In addition to being direct-to-consumer, Pluto is carried by Comcast and Cox. We have a very significant mobile deal we’re about to announce.

We can upsell people from Pluto to one of our pay services. A very common behavior in streaming is, you burn through whatever you’re watching. In a normal world, you’d churn out. Here, we can retain you inside of Pluto and monetize you on a free basis [with advertising].

On future mergers and acquisitions:

Of course, we’ll look at things. But we just did our transformational deal. There’s no other deal we have to do. To the extent that we do a deal, we’ll make sure it’s linked clearly to our strategy and is value accretive for our shareholders. One of the misunderstandings in the marketplace is that we’re going to go on a dilutive M&A spree. We’re not going to do that.

On content spending:

Our $13 billion in combined content spending has grown modestly over time and will continue to grow modestly. But what people should focus on is the content asset associated with that spending. Our focus will be on improving the utilization of that asset. We see a significant opportunity to improve returns on investment.

On stock buybacks:

The combined company produces very substantial cash flow. The first and best use is to invest in our business, including content. We’ll continue to pay a modest dividend. We’re not going to radically ramp it up—we’re not trying to run a utility. The third use of cash, potentially, is M&A. We’ll look. Fourth, delevering. But both companies are investment grade today, and rating agencies like us better together than apart. That leaves excess cash flow. It allows us to be opportunistic in the market should we want to buy back stock.

On the stock:

I think people don’t truly appreciate the formidable combination of assets that this deal creates. I think they underestimate our ability to execute. But the thing they’re really missing is how this deal creates a company for today and tomorrow. For savvy investors, this is an opportunity to buy an extremely high-quality asset at an extremely low multiple.

Write to Jack Hough at jack.hough@barrons.com